

Nathan Whitehouse · 2nd in

Managing Member at Drifter Spirits

New York, New York · 500+ connections · **Contact info**

DRIFTER SPIRITS

The George Washingt
University Law Schoo

Experience



Managing Member
DRIFTER SPIRITS
May 2019 – Present · 1 yr
New York, Berlin, London

Drifter is a spirits portfolio and importer in the U.S., U.K. and Germany focused on niche spirits that delight bartenders.



Managing Member
Drifter Spirits · Full-time
Apr 2013 – Present · 7 yrs 1 mo



Co-Founder
Avuá Cachaça
Nov 2010 – Present · 9 yrs 6 mos
New York, NY

- Developed high-growth spirits brand in the cachaça category and, within one and a half years, increased distribution to ten major U.S. markets and three countries in some of the larger distributor: in those markets. I was directly responsible for sourcing, negotiating and managing partnerships witl spirits distributors in the complex three-tiered U.S. system, as well as launching the branc ...**see mor**

Managing Member

Whitehouse Law, PLLC

2009 – Present · 11 yrs

Whitehouse Law represents companies and entrepreneurs in several areas of practice, focused on early-stage private placements for high-tech and consumer goods startups. Our areas of practice include corporate and intellectual property, with a client base skewing towards European (French, Spanish, UK) entrepreneurs establishing ventures in the United States and obtaining seed ...see mor



Attorney

Goldman Sachs

2010 – 2011 · 1 yr

Associate, U.S. Business Development

Carbon Credit Capital, LLC

Oct 2009 – Jan 2010 · 4 mos

This role involved supporting brokerage for CERs developed in Latin America into the European carbon trading market.

Founder

Clean Source

Sep 2008 – Oct 2009 · 1 yr 2 mos

This exploratory startup venture explored supporting energy efficient buildings. After investigation o the market, the project was not pursued further.

Intern

Petroleum Technology Research Centre

May 2005 – Aug 2005 · 4 mos



Software Developer

Baylor College of Medicine

Aug 2002 – Jun 2004 · 1 yr 11 mos

The Human Genome Project and cDNA microarrays permitted the retention of large datasets about organisms' gene function and sequencing data that had uses in basic science and therapy. I supported an international team of researchers in analyzing and creating automated analysis tools to explore and highlight gene function in various organisms, and tying it to novel sequencing ...see mor

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Education



 **The George Washington University Law School**
J.D., Finance and Corporate Law
2004 – 2007

 **The University of Texas at Austin**
B.S., Biochemistry
1996 – 2001
Activities and Societies: Junior Fellow, Mathematical Probability, Physical Chemistry, Biochemistry, Organic Chemistry

Université Joseph Fourier (Grenoble I)
1999 – 2000

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Skills & Endorsements

Entrepreneurship · 37

 Endorsed by **Cheni Yerushalmi** ⚡ **, who is highly skilled at this**

Start-ups · 26

 Endorsed by **Cheni Yerushalmi** ⚡ **and 1 other who is highly skilled at this**

Venture Capital · 25

Kevin McNichol and 24 connections have given endorsements for this skill

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Recommendations

Received (0)   Given (2)

 **Derya Rose**
Product Manager at Lyft
May 31, 2012, Nathan managed
Derya directly

Derya is an extraordinarily talented marketer and business professional. Of note is his integrity, personal warmth, sense of trends, ability to see the core benefit consumers receive from a

product. Moreover, he has a genuine passion for the heritage a
in the wine, beer, and spirits business. The dedicatio... **See mo**



Don'Angelo B.
Coach | Facilitator | Speaker
May 12, 2010, Nathan was a client
of Don'Angelo's

Don'Angelo was excellent at pin-pointing where I got in my own
in terms of achieving my goals while I was running my own law
He has been of great help in helping to re-frame certain life iss
a positive manner that helps me lead and be more effective at
do.

Accomplishments

3 **Languages**
French • Portuguese • Spanish

Interests



Innovation Warehouse
130 members



The University of Texas at Austin
503,124 followers



Mark Cuban in
President
5,774,829 followers



New York Venture Community
22,982 members



The George Washington University ...
39,978 followers



DRIFTER SPIRITS
9 followers

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